

October 14, 2016

Derek J. Kerr
Chief Financial Officer
American Airlines Group, Inc.
4333 Amon Carter Blvd.
Fort Worth, Texas 76155

      Re: **American Airlines Group, Inc.**
                Form 8-K dated July 22, 2016
                Filed July 22, 2016
                File No. 001-08400

Dear Mr. Kerr:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                /s/ Lyn Shenk

                Lyn Shenk
                Branch Chief
                Office of Transportation and Leisure